Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
09 März 2006


06011856


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2006
WASH. D.C.
209
SECTION

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

PROCESSED
MAR 2 3 2006
THOMSON
FINANCIAL

3/23

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ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Monthly Report 02/2006

► Investor Info

► Traffic Figures

Investor Info

Change in capacity utilisation in February 2006 compared with previous year


75
70
65
60
%
2006
2005
PassengerLF
CargoLF
GroupLF

Passenger numbers up by three per cent

In February 2006 the Lufthansa Group airlines carried almost 3.6 million passengers - three per cent more than in the same period last year. Sales rose by two per cent, but did not quite keep pace with available capacity, which was increased by four per cent. As a result, the passenger load factor slipped 1.3 percentage points to 70.4 per cent.

The Europe traffic region reported gratifying results in February. New services from Hamburg and Düsseldorf were well received by customers. This led to 3.9 per cent rise in passenger numbers, and a 5.3 per cent increase in revenue passenger kilometres (RPKs). At 59.0 per cent, capacity utilisation was 0.5 percentage points below the prior-year level.

In line with its planning for the winter, Lufthansa scaled back capacity to the Americas by 2.3 per cent. Sales fell year-on-year by 5.1 per cent, the passenger load factor by 2.2 percentage points. As in January, the negative trend only affected the leisure travel segment.

In the Asia/Pacific traffic region, however, the passenger count rose sharply by 7.5 per cent, while sales jumped 9.4 per cent. Despite the 10.2 per cent increase in capacity, the load factor - at 78.3 per cent - remained virtually stable year-on-year. In the Middle East/Africa region, where Lufthansa faces strong competition, sales were 2.4 per cent down on the previous year.

In February 2006 Lufthansa Cargo cut capacity by 4.5 per cent. With demand more or less stable, +0.5 per cent, the cargo load factor rose 3.5 percentage points to 69.7 per cent. A total of 131,000 tonnes of freight and mail was transported, 3.3 per cent less than a year earlier.

The Group's overall load factor increased by 0.3 percentage points to 69.7 per cent.

New services to Kazakhstan: Astana

With the introduction of the summer timetable, Lufthansa is expanding its services and is including Astana, the capital of Kazakhstan, in its route network. Frequencies to Almaty (the former capital) are also being boosted. Lufthansa is also launching a new route from Munich to St. Petersburg.

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Lufthansa wins award for best fuel management
Lufthansa has received a top award from the Armbrust Aviation Group for having the best fuel management department in the aviation industry. The fuel suppliers who took part in the survey ranked Lufthansa first in six of the eight individual categories.

Thomas Cook posts net profit of 105 million euros
Travel operator Thomas Cook achieved the turnaround in the 2004/2005 financial year and posted a net profit of 105 million euros. The Group aims to maintain and further improve the level achieved through realignment and restructuring.

Airbus A380 simulator for Lufthansa Flight Training (LFT)
Earlier this month, the Lufthansa subsidiary LFT ordered a high-tech simulator for the new wide-bodied A380 from the European manufacturer Thales. The simulator will be available for pilot training at Frankfurt Airport from the beginning of 2008.

The next Investor Info with the traffic figures for March 2006 will be published on 11 April 2006.

The annual result 2005 for the Lufthansa Group will be published on 23 March 2006. The Annual Report will be available on the Internet from 10 a.m. (CET) on that date.

For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

9 March 2006

Traffic Figures

Lufthansa Passenger Business Group*	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Passengers in 1,000	3,586	+ 3.0	7,208	+ 2.8
Available seat-kilometres (mio)	10,406	+ 4.0	21,531	+ 3.2
Revenue pax-kilometres (mio)	7,321	+ 2.0	15,319	+ 1.3
Passenger load factor (per cent)	70.4	- 1.3P.	71.1	- 1.4P.
Number of Flights	48,333	+ 2.7	96,307	+ 3.9

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Cargo/mail in 1,000 tonnes	131	- 3.3	254	- 3.2
Available Cargo tonne-km (mio)	866	- 4.5	1,736	- 4.8
Revenue Cargo tonne-km (mio)	604	+ 0.5	1,168	- 1.3
Cargo load-factor (%)	69.7	+ 3.5P.	67.3	+ 2.4P.
Number of Flights	1,821	- 22.7	3,644	- 23.0

Lufthansa Group	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Available tonne-kilometres (mio)	1,924	+ 0.8	3,906	- 0.1
Revenue tonne-kilometres (mio)	1,341	+ 1.3	2,711	+ 0.1
Overall load factor (per cent)	69.7	+ 0.3P.	69.4	+ 0.1P.
Number of Flights	50,154	+ 1.5	99,951	+ 2.6

Europe (incl. Germany)	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Passengers in 1,000	2,802	+ 3.9	5,537	+ 3.8
Available seat-kilometers (mio)	3,204	+ 6.1	6,407	+ 6.5
Revenue pax-kilometers (mio)	1,890	+ 5.3	3,782	+ 5.4
Passenger load-factor (%)	59.0	- 0.5P.	59.0	- 0.7P.
Cargo/mail in 1,000 tonnes	54	- 6.5	106	- 5.3

Available Cargo tonne-km (mio)	90	- 11.5	179	- 11.2
Revenue Cargo tonne-km (mio)	40	- 3.0	77	- 3.6
Cargo load-factor (%)	44.3	+ 3.8P.	43.2	+ 3.4P.

America (North & South)	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Passengers in 1,000	336	- 5.2	732	- 4.7
Available seat-kilometers (mio)	3,318	- 2.3	7,028	- 2.4
Revenue pax-kilometers (mio)	2,467	- 5.1	5,352	- 5.1
Passenger load-factor (%)	74.3	- 2.2P.	76.2	- 2.1P.
Cargo/mail in 1,000 tonnes	34	- 7.9	65	- 6.9
Available Cargo tonne-km (mio)	296	- 11.7	593	- 10.3
Revenue Cargo tonne-km (mio)	223	- 5.4	431	- 5.2
Cargo load-factor (%)	75.5	+ 4.9P.	72.7	+ 4.0P.

Asia/Pacific	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Passengers in 1,000	305	+ 7.5	627	+ 5.9
Available seat-kilometers (mio)	2,963	+ 10.2	6,125	+ 8.5
Revenue pax-kilometers (mio)	2,319	+ 9.4	4,784	+ 7.4
Passenger load-factor (%)	78.3	- 0.6P.	78.1	- 0.8P.
Cargo/mail in 1,000 tonnes	33	+ 6.4	65	+ 3.3
Available Cargo tonne-km (mio)	398	+ 1.5	798	- 0.9
Revenue Cargo tonne-km (mio)	289	+ 5.1	563	+ 1.3
Cargo load-factor (%)	72.7	+ 2.4P.	70.5	+ 1.6P.

Middle East & Africa	**February**		**cumulative**	
	2006	**yoy %**	**2006**	**yoy %**
Passengers in 1,000	143	- 2.4	309	- 1.4
Available seat-kilometers (mio)	919	+ 1.9	1,946	- 1.2
Revenue pax-kilometers (mio)	644	- 2.4	1,384	- 3.0
Passenger load-factor (%)	70.1	- 3.1P.	71.1	- 1.3P.
Cargo/mail in 1,000 tonnes	9	+ 2.6	18	+ 1.2
Available Cargo tonne-km (mio)	83	+ 4.3	166	+ 6.3
Revenue Cargo tonne-km (mio)	52	+ 6.2	97	+ 3.8
Cargo load-factor (%)	62.0	+ 1.1P.	58.7	- 1.4P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 March 2006


top

8 March 2006



Personnel changes at Lufthansa Cargo AG

Stefan H. Lauer appointed interim chairman
Karl-Heinz Köpfle joins Executive Board

Jean-Peter Jansen, Chairman of the Executive Board of Lufthansa Cargo AG, has asked the Supervisory Board to be relieved of his duties on 31 March 2006 for health reasons. The Supervisory Board showed understanding for his decision and thanked Mr. Jansen for his commitment and selfless dedication to the company in difficult times.

The Supervisory Board thereupon appointed Stefan H. Lauer, Chief Officer Aviation Services and Human Resources, Deutsche Lufthansa AG, interim chairman of Lufthansa Cargo. Stefan Lauer will simultaneously step down as Chairman of the Lufthansa Cargo Supervisory Board. Wolfgang Mayrhuber will assume this position of a temporary nature only.

At its meeting, the Lufthansa Cargo Supervisory Board also approved the reallocation of business responsibilities and appointed Karl-Heinz Köpfle (56), Managing Director of Lufthansa CityLine, to the Lufthansa Cargo Executive Board. Karl-Heinz Köpfle will take charge of Operations at Lufthansa Cargo with effect from 1 April 2006.

Karl-Heinz Köpfle joined Lufthansa as an airline management trainee in 1968. After completing his training, he worked in various areas of the company, including sales and corporate transport policy.

In 1985, having gained a degree in business administration, he was appointed Head of Marketing and Sales at the Lufthansa subsidiary German Cargo Services GmbH (GCS) in Frankfurt, and in 1988 was appointed to the management board of the company.

From 1992 to 1997 Karl-Heinz Köpfle was Senior Vice President Ground Operations at Lufthansa in Frankfurt. In April 1997 the Supervisory Board of Lufthansa CityLine GmbH appointed him Managing Director of the airline, and in April 2001 re-appointed him for a further five years.

Deutsche Lufthansa AG
Corporate Communications

Frankfurt, 8 March 2006

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Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 8 März 2006

Change in Executive Board of Lufthansa Cargo AG.

Jean-Peter Jansen, Chairman of Lufthansa Cargo AG, is stepping down from the Executive Board for health reasons. His resignation will take effect from 1 April 2006.

At its meeting today, the Lufthansa Cargo Supervisory Board thereupon appointed Stefan Lauer, who is a member of the Executive Board of the parent company Deutsche Lufthansa AG, interim chairman. While Stefan Lauer will simultaneously remain a member of the Lufthansa Executive Board, he will step down temporarily as Chairman of the Lufthansa Cargo Supervisory Board. Wolfgang Mayrhuber, Chairman and CEO of Deutsche Lufthansa AG, will assume this position of a temporary nature only.

Deutsche Lufthansa AG
Investor Relations
60546 Frankfurt
Ulrike Schlosser, tel. +49 69 696 - 90997, fax +49 69 696 - 90990,
E-Mail: investor.relations@dlh.de

8 March 2006

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8 March 2006-3



Best Practice Award for Lufthansa First Class Terminal

Jury acclaims airline's outstanding innovative flair

Lufthansa has won kudos for exemplary innovation in the German travel industry. For the successful planning and implementation of the logistics and service chain of its First-Class Terminal at Frankfurt Airport, the airline has landed the "Best Practice Award 2006" from the Travel Industry Club. A prestigious jury comprising senior executives, economics correspondents, consultants and academics selected Lufthansa for the award from among 19 contenders in the travel business. The "Best Practice Award" was handed to Lufthansa Executive Vice President Services and Human Resources Carsten Spohr by State Secretary Dagmar Wöhrl from the Ministry for Industry and Technology at an official ceremony on the eve of the International Tourism Exchange (ITB) in Berlin on Tuesday.

Among the members of the Travel Industry Club jury, chaired by Steffen Weidemann, were Jens Brösel from DERTOUR, Professor Dr. Christian Buer from Heilbronn University, Professor Dr. Roland Conrady from Worms University, Thomas Edelkamp from the 2006 FIFA World Cup™ Accommodation Services, the tourist expert and former chairman of DER, Peter Landsberger, and the business editor of the Frankfurter Allgemeine daily, Hans-Christoph Noack.

Franfkurt/Berlin, 8 March 2006

Here you will find further information.

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6 March 2006


Lufthansa

Thomas Cook AG in the 2004/2005 financial year:
Back again into profit before and after taxes

Within the last two years, Thomas Cook AG has achieved a turnaround in earnings in excess of 400 million euros and in the financial year 2004/2005 generated 105 million euros profit after taxes. Increased sales, an enhanced gross profit margin due to favourable purchasing terms and the ongoing reduction in overhead costs were the three key factors driving profit enhancement on all levels. Net debt was again cut this time by half to total 279.3 million euros Following the completion of its restructuring programme, Thomas Cook AG once again has a competitive cost structure and a solid financial position. Measures aimed at optimising processes will secure the level already attained and improve it further still. The group's portfolio of participations will be reduced step by step and its focus will be concentrated on the core business. At the same time, the course will be set for the reorientation and further development of the group. As such, all the key measures are in place that are needed to secure the success Thomas Cook has already achieved, develop the business and earn improving profits not only in the 2005/2006 financial year but also in the years to come.

Here you will find the complete press release on the 2004/2005 result, published by Thomas Cook (Pdf)
..and here you will find the press relese on the reorientation and further development of the Group. (Pdf)

Frankfurt, 6 March 2006

23 February 2006



Lufthansa wins award for world's best airline fuel department

Top honours in survey by Armbrust Aviation Group / Winner in six categories

Lufthansa has received a top award from the Armbrust Aviation Group for having the best fuel management department in the aviation industry. The fuel suppliers who took part in the 5th Armbrust Survey ranked Lufthansa first in six of the eight individual categories, including "Most innovative", "Most price conscious" and "Best staff". Helmut Fredrich, General Manager for Fuel at Lufthansa, accepted the prize in the United States. "Fuel is an important cost factor for every airline," he said. "Given the drastic increase in the price of oil and kerosene, now more than ever we need an integrated and professional approach to fuel management."

Lufthansa has an annual fuel requirement of about six million tonnes. Since 1990 the Group has successfully hedged against fluctuating jet fuel prices. To date, it has made cost savings totalling more than 1.5 billion euros.

Deutsche Lufthansa AG
Corporate Communications
Michael Göntgens
Tel. +49 69 696 - 67338 / - 2999
Fax +49 69 696 - 95428
http://media.lufthansa.com

Frankfurt, 23 February 2006

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15 February 2006



Antitrust Investigation in the Air Cargo Industry

Antitrust authorities are currently investigating possible antitrust law violations in the air cargo industry.

As a result of the ongoing investigations, no further information with regard to the proceedings can be provided. Lufthansa will fully cooperate in the investigations by the authorities.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 14 February 2006

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11 April 2006
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23 March 2006
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17 May 2006
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▷ Presentations, Fina as PDF-files

Shareholder Serv

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